Exhibit 99.3

Media Conference Call Script — November 30, 2015

Cheryl Olson:

Good afternoon. I’m Cheryl Olson, Head of Marketing at Great Western Bank. Thank you for joining us on this conference call today.

Joining us this afternoon on this Great Western Bank and Home Federal Bank joint Media Conference Call is:

•                       Ken Karels, President and Chief Executive Officer of Great Western Bank and;

•                       Steve Bianchi, President and Chief Executive Officer of Home Federal Bank

Before we begin, please note that some comments today may contain forward-looking statements that are subject to certain risks and uncertainty that could cause the company’s actual future results to materially differ from those discussed. Please refer to the forward-looking statement disclosures contained in the press release you have in front of you.

We’ve set up this call to help answer questions you may have after reading our joint press release issued earlier this afternoon. To do that I’ll turn the call over to Great Western Bancorp’s President and Chief Executive Officer, Ken Karels.

Ken Karels:

Thank you Cheryl, and welcome everyone to our media conference call.

As stated in our press release, Great Western Bancorp, the parent company of Great Western Bank, will acquire HF Financial Corp., the holding company of Home Federal Bank, in a cash and stock transaction.

The Merger has been unanimously approved by the Board of Directors of both Great Western and Home Federal and is expected to close in approximately the second quarter of 2016, subject to certain conditions, including the approval by Home Federal’s stockholders and customary regulatory approvals. As is customary for our company, the operations of Home Federal are expected to be fully integrated into GWB shortly after the transaction close date.

This is an exciting time for all of us involved. For customers, it’s business as usual. Customers can continue to bank exactly as they do so now. They can continue to access their money by writing checks, using ATM and debit cards and/or online and mobile banking. Customers will continue to utilize their Home Federal products and services as they have become accustomed to. They will be notified well in advance of any changes.

It will be several months before the records of the two banks will be integrated. Home Federal customers will not be able to use Great Western Bank branches, nor will GWB customers be able to use Home Federal branches, until the transaction is closed and accounts are converted. Customers can then begin to enjoy the expanded branch network.

We believe customers will greatly benefit from the combined entity. Home Federal’s strong market presence in Sioux Falls and outstanding reputation coupled with Great Western’s comprehensive product offerings and strong capital base will allow the combined franchise to enhance the expanding needs of our customers and communities.

For more on what this merger means for Home Federal’s employees and stakeholders, I’ll turn it over to Steve Bianchi, President and Chief Executive Officer of Home Federal Bank, Steve.

Steve Bianchi:

Thanks Ken. We are very proud of the Home Federal history which has focused on customer relationships and community involvement; partnering with Great Western Bank will further our philosophy of community banking. I am pleased that our customers will continue to have access to the great products and services for their situation while being served by an excellent team of banking professionals.

In any merger you are concerned about the impact on people. Our customer facing employees are needed to serve their current customers, while displaced colleagues will have opportunities to pursue internal job postings and the roughly 100 positions that open annually at Great Western Bank. It is also expected that a larger organization like Great Western Bank will create more career options and advancement potential for all employees and that is compelling too.

For our stakeholders, performance is important and this merger will help us meet those expectations. The shareholder base knows that Great Western Bank is an experienced acquirer and will successfully integrate the two firms making for a stronger, unified banking organization. With both of our firms based in Sioux Falls, there is both proximity of key people and familiarity with the markets that should complement the integration process.

We look forward to working together with the Great Western Bank team to make this merger a success!

For more on what this deal mean for the stakeholders of Great Western Bank, I’ll turn it back over to Ken.

Ken Karels:

Thanks Steve. This merger means many different and exciting things but above all this merger solidifies Great Western Bank’s market leadership in the highly attractive Sioux Falls market and enhances our state-wide presence in South Dakota. This also allows us to establish a branch presence in the desirable Fargo and Minnesota markets.

This merger brings together two great organizations that focus on the customer and the community. Our customers will benefit from an expanded network of banking offices and enhanced services and we are thrilled about the unique opportunities this merger will create for our customers as well as our employees and business partners.

Upon completion of the transaction, GWB is projected to grow by 10 percent to $11.3 billion in assets, $8.6 billion in total deposits, $8.5 billion in total loans and will serve 127 communities in nine states. But in the end, it’s business as usual. We will continue to Make Life Great for our customers, communities and our stakeholders.

And for Sioux Falls, we think this combination of two hometown banks provides a powerful economic force. While we do anticipate some synergies that include closing 3 GWB branches and 1 Home Federal branch in Sioux Falls, this merger ensures that all of our customers — in both banks’ footprints — have a local, community bank for years to come.

Now, we’re happy to open up the call to answer your questions....